		Exhibit 12

EL PASO PIPELINE PARTNERS, L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except For Ratio)

	Three Months Ended March 31,
	2013	2012	(1)

Earnings:
Income from continuing operations before income taxes	$174	$155
Income from equity investees	(3)	(3)
Income before income taxes before adjustment for income from equity investees	171	152
Add:
Fixed Charges	76	73
Distributed Income of Equity Investees	4	3
Less:
Allowance for funds used during construction (AFUDC)	—	(1)
Income as adjusted	$251	$227

Fixed Charges:
Interest and Debt Expense, Net per Statements of Income (Includes Amortization of Debt Discount, Premium and Debt Issuance Costs)	$76	$72
Add:
Portion of Rents Representative of the Interest Factor	—	1
Fixed Charges	$76	$73

Ratio of Earnings to Fixed Charges	3.3	3.1
 —————————
(1) Retrospectively adjusted as discussed in Note 2 to our consolidated financial statements.